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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48790

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bristol Investment Group, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street, 22nd Floor
                    (No. and Street)

New York   NY   10022
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Donenfeld   (212) 593-3157
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023   New York   NY   10038
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2018

Bristol Investment Group, Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Shareholder's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding
        Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Alan P. Donenfeld, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Bristol Investment Group, Inc. for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____
President
Title



_____
Notary Public

Nicole Major Lite
Notary Public, State of New York
No. 01LI6264371
Qualified in Queens County
Commission Expires 6/25/20



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Bristol Investment Group, Inc.
110 East 59th Street – 22nd Floor
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bristol Investment Group, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bristol Investment Group, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Bristol Investment Group, Inc.'s management. Our responsibility is to express an opinion on Bristol Investment Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bristol Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Bristol Investment Group, Inc.'s auditor since 2008.

New York, NY
February 11, 2019

Bristol Investment Group, Inc.

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	12,090
Accounts receivable		122,877
Other assets		1,344
Total assets	$	136,311

Liabilities and Shareholder's Equity

Accrued expenses	$	3,039
Subordinated liabilities		110,466
Total liabilities		113,505

Shareholder's equity

Common Stock, no par value, 200 shares authorized,		
100 shares issued and outstanding	$	100
Additional paid-in capital		408,703
Retained (deficit)		(385,997)
Total shareholder's equity		22,806
Total liabilities and shareholder's equity	$	136,311

The accompanying notes are an integral part of this financial statement.

1. **Nature of Operations**

   Bristol Investment Group, Inc. (the "Company"), is incorporated in the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as agent in the private placements of securities and provides consulting services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue recognition
   Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

   Private placement fees and consulting fees are recorded at the time the private placement or service is completed to the extent that management is confident of their collectability.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company accounts for income taxes under GAAP, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets if it is more likely than not that such assets will not be realized.

At December 31, 2018, management has determined that the Company has no uncertain tax positions that would require financial statement recognition.

3.   **Transactions with related parties**

The Company's sole stockholder has personally leased the space occupied by the Company and has indicated that he will not charge the Company for the use of the premises

4.   **New Accounting Pronouncements**

Effective for the fiscal year beginning January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use leased assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance, especially since it has no leases.

5.   **Concentrations**

For the year ended December 31, 2018, one customer accounted for greater than 96% of the Company's fee income and 100% of accounts receivable.

6.   **Subordinated Liabilities**

These represent liabilities that are payable only upon collection of related revenues and by contract are subordinated to the claims of general creditors. They are not available for net capital purposes.

7.   **Subsequent Events**

The Company has evaluated events and transactions that occurred between January 1, 2019 through the date the financial statements were available to be issued.